02052364

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bank of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001014956
Registrant CIK Number

8-K 2002-8 August 22, 2002
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-74544
SEC file number, if available

RECD S.E.C.
AUG 2 2 2002
1086

____
Name of Person Filing the Document (If other than the Registrant)

PROCESSED
AUG 2 8 2002
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucker, State of Georgia, 2002.

Bank of America Mortgage Securities, Inc.
(Registrant)

By: Judy Lowman
Name: Judy Lowman
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________________, 2002, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BANK OF AMERICA MORTGAGE
SECURITIES, INC.

By: [signature]
Name: Judy Lowman
Title: Vice President

Deal Summary Report

BOAMS028

		Assumptions			Collateral				
Settlement	30-Aug-2002	Prepay	275	PSA	Balance	WAC	WAM	WAL	Dur
1st Pay Date	25-Sep-2002	Default	0	CDR	$1,240,000,000.00	6.721	339	5.939	
		Recovery	0	months					
		Severity		0%					

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
PO1	270,567.89	0.0000000000	09/02 - 07/32	6.068		0.00000	0	Interp			0.00	0.000	01-Aug-02	XRS_PO
WAC_IO1	501,494,552.00	0.2944516800	09/02 - 07/32	6.092		0.00000	0	Interp			0.00	0.000	01-Aug-02	NTL_IO
INAS	55,000,000.00	6.2500000000	09/07 - 07/32	11.459		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA1	50,000,000.00	6.2500000000	09/02 - 10/10	3.682		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA10	26,666,666.00	2.3300000000	09/02 - 10/10	3.682		0.00000	0	Interp			0.00	0.000	25-Aug-02	FLT
IA11	26,666,666.00	6.1700000000	09/02 - 10/10	3.682		0.00000	0	Interp			0.00	0.000	25-Aug-02	INV_IO
IA14	2,000,000.00	5.5000000000	09/02 - 10/10	3.682		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA12	31,500,006.00	6.0000000000	09/02 - 10/10	3.682		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA13	101,249,994.00	5.7500000000	09/02 - 10/10	3.682		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA4	2,200,000.00	6.2500000000	10/10 - 03/12	8.784		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA5	2,800,000.00	6.2500000000	03/12 - 04/15	10.956		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA16	300,000.00	6.0000000000	10/10 - 10/10	8.153		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA17	300,000.00	6.0000000000	10/10 - 10/10	8.153		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA18	300,000.00	6.0000000000	10/10 - 11/10	8.202		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA19	300,000.00	6.0000000000	11/10 - 11/10	8.236		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA20	300,000.00	6.0000000000	11/10 - 12/10	8.253		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA21	300,000.00	6.0000000000	12/10 - 12/10	8.319		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA22	300,000.00	6.0000000000	12/10 - 12/10	8.319		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA23	300,000.00	6.0000000000	12/10 - 01/11	8.392		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA24	300,000.00	6.0000000000	01/11 - 01/11	8.403		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA25	300,000.00	6.0000000000	01/11 - 02/11	8.450		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA26	300,000.00	6.0000000000	02/11 - 02/11	8.486		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA27	300,000.00	6.0000000000	02/11 - 03/11	8.512		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA28	300,000.00	6.0000000000	03/11 - 03/11	8.569		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA29	300,000.00	6.0000000000	03/11 - 04/11	8.577		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA30	300,000.00	6.0000000000	04/11 - 04/11	8.653		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA31	300,000.00	6.0000000000	04/11 - 04/11	8.653		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA32	2,600,000.00	6.0000000000	04/11 - 09/11	8.862		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA33	2,600,000.00	6.0000000000	09/11 - 02/12	9.245		0.00000	0	Interp			0.00	0.000	01-Aug-02	FIX
IA51	400,000.00	6.2500000000	09/02 - 02/12	8.738		0.00000	0	Interp			0.00	0.000	01-Aug-02	IO

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

IA2	14,151,000.00	6.2500000000	02/12 - 04/15	10.892	0.00000	0	Interp	0.00	0.000	01-Aug-02	FIX
IA6	12,006,000.00	6.2500000000	04/15 - 05/22	15.390	0.00000	0	Interp	0.00	0.000	01-Aug-02	FIX
IA7	2,994,000.00	6.2500000000	05/22 - 07/32	23.027	0.00000	0	Interp	0.00	0.000	01-Aug-02	FIX
IA3	3,249,988.00	6.2500000000	04/15 - 07/32	16.914	0.00000	0	Interp	0.00	0.000	01-Aug-02	FIX
IA34	132,694,334.11	5.5000000000	09/02 - 07/10	3.614	0.00000	0	Interp	0.00	0.000	01-Aug-02	FIX
IA35	44,231,444.00	2.3300000000	09/02 - 07/10	3.614	0.00000	0	Interp	0.00	0.000	25-Aug-02	FLT
IA36	44,231,444.00	6.1700000000	09/02 - 07/10	3.614	0.00000	0	Interp	0.00	0.000	25-Aug-02	INV_IO
1A9	25,753,000.00	6.2500000000	07/10 - 02/15	9.759	0.00000	0	Interp	0.00	0.000	01-Aug-02	FIX
1A8	18,108,000.00	6.0000000000	09/05 - 07/32	15.759	0.00000	0	Interp	0.00	0.000	01-Aug-02	FIX
IA50	18,108,000.00	0.2500000000	09/02 - 07/32	15.759	0.00000	0	Interp	0.00	0.000	01-Aug-02	IO
ISUB	15,125,000.00	6.2500000000	09/02 - 07/32	10.765	0.00000	0	Interp	0.00	0.000	01-Aug-02	FIX
PO2	443.44	0.0000000000	09/02 - 07/17	4.732	0.00000	0	Interp	0.00	0.000	01-Aug-02	XRS_PO
WAC_IO2	139,150,079.17	0.3444271100	09/02 - 07/17	4.754	0.00000	0	Interp	0.00	0.000	01-Aug-02	NTL_IO
IIA1	138,039,556.56	5.7500000000	09/02 - 07/17	4.714	0.00000	0	Interp	0.00	0.000	01-Aug-02	FIX
IISUB	1,960,000.00	5.7500000000	09/02 - 07/17	7.504	0.00000	0	Interp	0.00	0.000	01-Aug-02	FIX
PO3	270,567.89	0.0000000000	09/02 - 07/32	6.068	0.00000	0	Interp	0.00	0.000	01-Aug-02	XRS_PO
WAC_IO3	501,494,552.00	0.2944516800	09/02 - 07/32	6.092	0.00000	0	Interp	0.00	0.000	01-Aug-02	NTL_IO
3A1	205,000,000.00	6.2500000000	09/02 - 07/32	5.958	0.00000	0	Interp	0.00	0.000	01-Aug-02	FIX
3A3	32,960,443.00	2.6800000000	09/02 - 07/32	5.958	0.00000	0	Interp	0.00	0.000	25-Aug-02	FLT
3A4	32,960,443.00	5.8200000000	09/02 - 07/32	5.958	0.00000	0	Interp	0.00	0.000	25-Aug-02	INV_IO
3A2	296,643,989.11	6.0000000000	09/02 - 07/32	5.958	0.00000	0	Interp	0.00	0.000	01-Aug-02	FIX
3SUB	15,125,000.00	6.2500000000	09/02 - 07/32	10.765	0.00000	0	Interp	0.00	0.000	01-Aug-02	FIX

Treasury						Swap					
Mat	0.5YR	2YR	5YR	10YR	30YR	0.5YR	1YR	2YR	3YR	4YR	5YR
Yld	1.92	2.567	3.785	4.599	5.340	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- IA1

Balance	$50,000,000.00	Delay	24	WAC(1)	6.768408844
Coupon	6.2500000000	Dated	08/01/2002	NET(1)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	WAM(1)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-21.00	6.143	6.098	6.053	5.989	5.970	5.933	5.899	5.837	5.707	5.600
100-25.00	6.121	6.071	6.021	5.950	5.928	5.887	5.849	5.780	5.635	5.515
100-29.00	6.100	6.044	5.988	5.910	5.886	5.841	5.799	5.723	5.563	5.431
101-01.00	6.078	6.017	5.956	5.871	5.844	5.795	5.749	5.666	5.491	5.347
101-05.00	6.056	5.990	5.924	5.831	5.803	5.749	5.699	5.609	5.419	5.262
101-09.00	6.035	5.964	5.892	5.792	5.761	5.703	5.649	5.552	5.348	5.179
101-13.00	**6.013**	**5.937**	**5.860**	**5.753**	**5.720**	**5.658**	**5.600**	**5.495**	**5.276**	**5.095**
101-17.00	5.992	5.910	5.829	5.714	5.679	5.612	5.550	5.439	5.205	5.011
101-21.00	5.970	5.883	5.797	5.675	5.637	5.567	5.501	5.382	5.134	4.928
101-25.00	5.949	5.857	5.765	5.636	5.596	5.521	5.452	5.326	5.063	4.845
101-29.00	5.927	5.830	5.733	5.597	5.555	5.476	5.402	5.270	4.992	4.761
102-01.00	5.906	5.804	5.702	5.558	5.514	5.431	5.353	5.214	4.921	4.679
102-05.00	5.885	5.778	5.670	5.519	5.473	5.385	5.304	5.158	4.850	4.596
WAL	**7.950**	**5.937**	**4.730**	**3.682**	**3.449**	**3.083**	**2.807**	**2.419**	**1.876**	**1.583**
Mod Durn	**5.697**	**4.594**	**3.848**	**3.132**	**2.963**	**2.689**	**2.476**	**2.167**	**1.718**	**1.466**
Mod Convexity	**0.538**	**0.341**	**0.232**	**0.149**	**0.132**	**0.108**	**0.091**	**0.070**	**0.044**	**0.033**
Principal Window	**Sep02 - Sep21**	**Sep02 - Mar17**	**Sep02 - Jan14**	**Sep02 - Oct10**	**Sep02 - Jan10**	**Sep02 - Dec08**	**Sep02 - Mar08**	**Sep02 - Mar07**	**Sep02 - Dec05**	**Sep02 - Apr05**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury						
	Mat	0.5YR	2YR	5YR	10YR	30YR
	Yld	1.92	2.567	3.785	4.599	5.340

Swap							
	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- IA12

Balance	$31,500,006.00	Delay	24	WAC(1)	6.768408844
Coupon	6.0000000000	Dated	08/01/2002	NET(1)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	WAM(1)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-24.00	5.876	5.827	5.779	5.711	5.690	5.650	5.614	5.548	5.409	5.294
100-28.00	5.854	5.801	5.747	5.672	5.648	5.605	5.564	5.491	5.337	5.210
101-00.00	5.833	5.774	5.715	5.632	5.607	5.559	5.514	5.434	5.265	5.126
101-04.00	5.812	5.747	5.683	5.593	5.566	5.513	5.465	5.377	5.194	5.042
101-08.00	5.790	5.721	5.652	5.554	5.524	5.468	5.415	5.321	5.122	4.958
101-12.00	5.769	5.694	5.620	5.515	5.483	5.422	5.366	5.264	5.051	4.875
101-16.00	**5.748**	**5.668**	**5.588**	**5.476**	**5.442**	**5.377**	**5.317**	**5.208**	**4.980**	**4.791**
101-20.00	5.726	5.642	5.557	5.437	5.401	5.332	5.268	5.152	4.909	4.708
101-24.00	5.705	5.615	5.525	5.399	5.360	5.287	5.218	5.096	4.838	4.625
101-28.00	5.684	5.589	5.494	5.360	5.319	5.241	5.169	5.040	4.767	4.542
102-00.00	5.663	5.563	5.462	5.321	5.278	5.196	5.121	4.984	4.697	4.459
102-04.00	5.642	5.537	5.431	5.283	5.237	5.151	5.072	4.928	4.626	4.377
102-08.00	5.621	5.510	5.400	5.244	5.197	5.107	5.023	4.872	4.556	4.294
WAL	**7.950**	**5.937**	**4.730**	**3.682**	**3.449**	**3.083**	**2.807**	**2.419**	**1.876**	**1.583**
Mod Durn	**5.772**	**4.642**	**3.881**	**3.154**	**2.983**	**2.705**	**2.490**	**2.178**	**1.725**	**1.472**
Mod Convexity	**0.550**	**0.347**	**0.235**	**0.151**	**0.134**	**0.109**	**0.092**	**0.070**	**0.045**	**0.033**
Principal Window	**Sep02 - Sep21**	**Sep02 - Mar17**	**Sep02 - Jan14**	**Sep02 - Oct10**	**Sep02 - Jan10**	**Sep02 - Dec08**	**Sep02 - Mar08**	**Sep02 - Mar07**	**Sep02 - Dec05**	**Sep02 - Apr05**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR	
	Yld	1.92	2.567	3.785	4.599	5.340	
Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- IA13

Balance	$101,249,994.00	Delay	24	WAC(1)	6.768408844
Coupon	5.7500000000	Dated	08/01/2002	NET(1)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	WAM(1)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-24.00	5.625	5.577	5.529	5.462	5.442	5.403	5.366	5.301	5.165	5.051
100-28.00	5.604	5.551	5.498	5.423	5.400	5.357	5.317	5.245	5.093	4.967
101-00.00	5.583	5.524	5.466	5.384	5.359	5.312	5.268	5.188	5.022	4.884
101-04.00	5.561	5.498	5.435	5.345	5.318	5.266	5.218	5.132	4.950	4.800
101-08.00	5.540	5.472	5.403	5.307	5.277	5.221	5.169	5.076	4.879	4.717
101-12.00	5.519	5.445	5.372	5.268	5.236	5.176	5.120	5.019	4.808	4.633
101-16.00	**5.498**	**5.419**	**5.340**	**5.229**	**5.195**	**5.131**	**5.071**	**4.963**	**4.737**	**4.550**
101-20.00	5.477	5.393	5.309	5.191	5.154	5.086	5.022	4.907	4.667	4.467
101-24.00	5.456	5.367	5.278	5.152	5.114	5.041	4.973	4.851	4.596	4.385
101-28.00	5.436	5.341	5.247	5.114	5.073	4.996	4.924	4.796	4.526	4.302
102-00.00	5.415	5.315	5.215	5.075	5.032	4.951	4.876	4.740	4.455	4.220
102-04.00	5.394	5.289	5.184	5.037	4.992	4.906	4.827	4.684	4.385	4.137
102-08.00	5.373	5.263	5.153	4.999	4.951	4.862	4.779	4.629	4.315	4.055
WAL	**7.950**	**5.937**	**4.730**	**3.682**	**3.449**	**3.083**	**2.807**	**2.419**	**1.876**	**1.583**
Mod Durn	**5.844**	**4.688**	**3.912**	**3.175**	**3.001**	**2.720**	**2.503**	**2.188**	**1.731**	**1.477**
Mod Convexity	**0.561**	**0.352**	**0.238**	**0.152**	**0.135**	**0.110**	**0.093**	**0.071**	**0.045**	**0.033**
Principal Window	**Sep02 - Sep21**	**Sep02 - Mar17**	**Sep02 - Jan14**	**Sep02 - Oct10**	**Sep02 - Jan10**	**Sep02 - Dec08**	**Sep02 - Mar08**	**Sep02 - Mar07**	**Sep02 - Dec05**	**Sep02 - Apr05**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR	
	Yld	1.92	2.567	3.785	4.599	5.340	
Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- IA14

Balance	$2,000,000.00	Delay	24	WAC(1)	6.768408844
Coupon	5.5000000000	Dated	08/01/2002	NET(1)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	WAM(1)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-18.00	5.406	5.367	5.327	5.272	5.255	5.223	5.194	5.140	5.028	4.935
100-22.00	5.385	5.340	5.296	5.233	5.214	5.178	5.144	5.084	4.956	4.851
100-26.00	5.364	5.314	5.264	5.194	5.173	5.132	5.095	5.027	4.885	4.767
100-30.00	5.343	5.288	5.233	5.156	5.132	5.087	5.046	4.971	4.814	4.684
101-02.00	5.322	5.262	5.202	5.117	5.091	5.042	4.997	4.915	4.743	4.600
101-06.00	5.301	5.236	5.170	5.078	5.050	4.997	4.948	4.859	4.672	4.517
101-10.00	**5.280**	**5.210**	**5.139**	**5.040**	**5.009**	**4.952**	**4.899**	**4.803**	**4.601**	**4.434**
101-14.00	5.260	5.184	5.108	5.001	4.969	4.907	4.850	4.747	4.530	4.351
101-18.00	5.239	5.158	5.077	4.963	4.928	4.862	4.801	4.691	4.460	4.268
101-22.00	5.218	5.132	5.046	4.925	4.888	4.818	4.752	4.635	4.389	4.186
101-26.00	5.198	5.106	5.015	4.887	4.847	4.773	4.704	4.580	4.319	4.103
101-30.00	5.177	5.081	4.984	4.848	4.807	4.728	4.655	4.524	4.249	4.021
102-02.00	5.156	5.055	4.953	4.810	4.766	4.684	4.607	4.469	4.179	3.939
WAL	**7.950**	**5.937**	**4.730**	**3.682**	**3.449**	**3.083**	**2.807**	**2.419**	**1.876**	**1.583**
Mod Durn	**5.911**	**4.729**	**3.940**	**3.192**	**3.017**	**2.733**	**2.513**	**2.196**	**1.736**	**1.480**
Mod Convexity	**0.572**	**0.357**	**0.241**	**0.153**	**0.136**	**0.111**	**0.093**	**0.071**	**0.045**	**0.034**
Principal Window	**Sep02 - Sep21**	**Sep02 - Mar17**	**Sep02 - Jan14**	**Sep02 - Oct10**	**Sep02 - Jan10**	**Sep02 - Dec08**	**Sep02 - Mar08**	**Sep02 - Mar07**	**Sep02 - Dec05**	**Sep02 - Apr05**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR	
	Yld	1.92	2.567	3.785	4.599	5.340	
Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- IA17

Balance	$300,000.00	Delay	24	WAC(1)	6.768408844
Coupon	6.0000000000	Dated	08/01/2002	NET(1)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	WAM(1)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-19.00	6.076	6.076	6.076	6.076	6.077	6.077	6.077	6.077	6.078	6.078
99-23.00	6.065	6.063	6.061	6.057	6.055	6.053	6.050	6.045	6.035	6.026
99-27.00	6.054	6.050	6.045	6.037	6.034	6.028	6.023	6.013	5.992	5.973
99-31.00	6.042	6.037	6.030	6.017	6.013	6.004	5.997	5.981	5.950	5.921
100-03.00	6.031	6.024	6.014	5.997	5.992	5.980	5.970	5.949	5.907	5.869
100-07.00	6.020	6.011	5.999	5.977	5.970	5.956	5.943	5.917	5.865	5.817
100-11.00	**6.009**	**5.998**	**5.984**	**5.958**	**5.949**	**5.932**	**5.917**	**5.885**	**5.823**	**5.765**
100-15.00	5.998	5.985	5.968	5.938	5.928	5.908	5.890	5.853	5.780	5.713
100-19.00	5.986	5.972	5.953	5.918	5.907	5.885	5.864	5.822	5.738	5.662
100-23.00	5.975	5.959	5.938	5.898	5.886	5.861	5.837	5.790	5.696	5.610
100-27.00	5.964	5.946	5.922	5.879	5.865	5.837	5.811	5.758	5.654	5.558
100-31.00	5.953	5.933	5.907	5.859	5.844	5.813	5.784	5.726	5.612	5.507
101-03.00	5.942	5.920	5.892	5.840	5.823	5.789	5.758	5.695	5.570	5.455
WAL	**19.134**	**14.697**	**11.435**	**8.153**	**7.482**	**6.403**	**5.652**	**4.569**	**3.319**	**2.653**
Mod Durn	**11.108**	**9.527**	**8.067**	**6.283**	**5.873**	**5.179**	**4.669**	**3.893**	**2.932**	**2.389**
Mod Convexity	**1.734**	**1.210**	**0.834**	**0.488**	**0.424**	**0.327**	**0.265**	**0.184**	**0.106**	**0.072**
Principal Window	**Sep21 - Oct21**	**Apr17 - May17**	**Jan14 - Feb14**	**Oct10 - Oct10**	**Jan10 - Feb10**	**Jan09 - Jan09**	**Mar08 - Apr08**	**Mar07 - Mar07**	**Dec05 - Dec05**	**Apr05 - Apr05**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR	
	Yld	1.92	2.567	3.785	4.599	5.340	
Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- IA20

Balance	$300,000.00	Delay	24	WAC(1)	6.768408844
Coupon	6.0000000000	Dated	08/01/2002	NET(1)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	WAM(1)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-19.00	6.076	6.076	6.076	6.076	6.077	6.077	6.077	6.077	6.078	6.078
99-23.00	6.065	6.063	6.061	6.057	6.055	6.053	6.050	6.045	6.035	6.026
99-27.00	6.054	6.050	6.046	6.037	6.034	6.029	6.023	6.014	5.992	5.975
99-31.00	6.042	6.037	6.030	6.017	6.013	6.005	5.997	5.982	5.950	5.924
100-03.00	6.031	6.024	6.015	5.998	5.992	5.981	5.970	5.951	5.907	5.872
100-07.00	6.020	6.011	6.000	5.978	5.971	5.958	5.943	5.919	5.865	5.821
100-11.00	**6.009**	**5.998**	**5.984**	**5.959**	**5.950**	**5.934**	**5.917**	**5.888**	**5.823**	**5.770**
100-15.00	5.998	5.985	5.969	5.939	5.930	5.910	5.890	5.857	5.780	5.719
100-19.00	5.987	5.972	5.954	5.920	5.909	5.887	5.864	5.825	5.738	5.668
100-23.00	5.976	5.960	5.939	5.900	5.888	5.863	5.837	5.794	5.696	5.617
100-27.00	5.965	5.947	5.924	5.881	5.867	5.839	5.811	5.763	5.654	5.566
100-31.00	5.954	5.934	5.909	5.861	5.846	5.816	5.785	5.732	5.612	5.515
101-03.00	5.943	5.921	5.893	5.842	5.826	5.792	5.758	5.701	5.570	5.464
WAL	**19.319**	**14.879**	**11.577**	**8.253**	**7.569**	**6.486**	**5.653**	**4.653**	**3.319**	**2.695**
Mod Durn	**11.166**	**9.600**	**8.136**	**6.342**	**5.927**	**5.234**	**4.670**	**3.954**	**2.932**	**2.424**
Mod Convexity	**1.755**	**1.231**	**0.850**	**0.498**	**0.432**	**0.334**	**0.265**	**0.190**	**0.106**	**0.074**
Principal Window	**Dec21 - Dec21**	**Jun17 - Jul17**	**Mar14 - Apr14**	**Nov10 - Dec10**	**Mar10 - Mar10**	**Feb09 - Feb09**	**Apr08 - Apr08**	**Apr07 - Apr07**	**Dec05 - Dec05**	**Apr05 - May05**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR	
	Yld	1.92	2.567	3.785	4.599	5.340	
Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- IA35

Balance	$44,231,444.00	Delay	0	Index	LIBOR_1MO | 1.78	WAC(1)	6.768408844
Coupon	2.3300000000	Dated	08/25/2002	Mult / Margin	1.0 / .55	NET(1)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	Cap / Floor	8.5 / .55	WAM(1)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-08.00	2.451	2.484	2.518	2.564	2.578	2.604	2.629	2.672	2.764	2.840
99-12.00	2.432	2.460	2.488	2.526	2.538	2.560	2.581	2.617	2.693	2.756
99-16.00	2.414	2.436	2.459	2.489	2.499	2.516	2.533	2.562	2.623	2.673
99-20.00	2.396	2.413	2.429	2.452	2.459	2.472	2.485	2.506	2.552	2.590
99-24.00	2.378	2.389	2.400	2.415	2.420	2.429	2.437	2.451	2.482	2.507
99-28.00	2.359	2.365	2.371	2.378	2.381	2.385	2.389	2.396	2.411	2.424
100-00.00	**2.341**	**2.341**	**2.341**	**2.341**	**2.341**	**2.341**	**2.341**	**2.341**	**2.341**	**2.341**
100-04.00	2.323	2.318	2.312	2.305	2.302	2.298	2.294	2.286	2.271	2.259
100-08.00	2.305	2.294	2.283	2.268	2.263	2.254	2.246	2.232	2.201	2.176
100-12.00	2.287	2.271	2.254	2.231	2.224	2.211	2.199	2.177	2.132	2.094
100-16.00	2.269	2.247	2.225	2.194	2.185	2.168	2.152	2.123	2.062	2.012
100-20.00	2.251	2.224	2.196	2.158	2.146	2.124	2.104	2.068	1.993	1.930
100-24.00	2.233	2.200	2.167	2.121	2.107	2.081	2.057	2.014	1.923	1.849
WAL	**7.893**	**5.852**	**4.645**	**3.614**	**3.386**	**3.028**	**2.759**	**2.379**	**1.850**	**1.563**
Mod Durn	**6.890**	**5.280**	**4.280**	**3.390**	**3.188**	**2.868**	**2.624**	**2.277**	**1.784**	**1.513**
Mod Convexity	**0.737**	**0.427**	**0.274**	**0.167**	**0.147**	**0.119**	**0.099**	**0.075**	**0.047**	**0.035**
Principal Window	**Sep02 - Sep21**	**Sep02 - Jan17**	**Sep02 - Sep13**	**Sep02 - Jul10**	**Sep02 - Oct09**	**Sep02 - Oct08**	**Sep02 - Jan08**	**Sep02 - Feb07**	**Sep02 - Nov05**	**Sep02 - Apr05**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR	
	Yld	1.92	2.567	3.785	4.599	5.340	
Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- IA4

Balance	$2,200,000.00	Delay	24	WAC(1)	6.768408844
Coupon	6.2500000000	Dated	08/01/2002	NET(1)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	WAM(1)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-20.00	6.510	6.536	6.569	6.634	6.657	6.701	6.744	6.824	6.991	7.137
97-24.00	6.498	6.523	6.554	6.614	6.636	6.677	6.717	6.792	6.949	7.085
97-28.00	6.487	6.510	6.539	6.595	6.615	6.654	6.691	6.760	6.906	7.033
98-00.00	6.476	6.496	6.523	6.575	6.594	6.630	6.664	6.729	6.864	6.981
98-04.00	6.464	6.483	6.508	6.556	6.573	6.606	6.638	6.697	6.821	6.930
98-08.00	6.453	6.470	6.493	6.537	6.552	6.582	6.611	6.666	6.779	6.878
98-12.00	**6.441**	**6.457**	**6.478**	**6.517**	**6.531**	**6.559**	**6.585**	**6.634**	**6.737**	**6.826**
98-16.00	6.430	6.444	6.463	6.498	6.511	6.535	6.558	6.603	6.695	6.775
98-20.00	6.418	6.431	6.447	6.479	6.490	6.512	6.532	6.571	6.653	6.723
98-24.00	6.407	6.418	6.432	6.459	6.469	6.488	6.506	6.540	6.611	6.672
98-28.00	6.396	6.405	6.417	6.440	6.449	6.464	6.480	6.509	6.569	6.621
99-00.00	6.384	6.392	6.402	6.421	6.428	6.441	6.454	6.477	6.527	6.570
99-04.00	6.373	6.379	6.387	6.402	6.407	6.418	6.427	6.446	6.485	6.519
WAL	**20.177**	**15.719**	**12.319**	**8.784**	**7.969**	**6.770**	**5.924**	**4.796**	**3.437**	**2.758**
Mod Durn	**11.085**	**9.681**	**8.314**	**6.544**	**6.078**	**5.346**	**4.796**	**4.014**	**2.995**	**2.453**
Mod Convexity	**1.775**	**1.233**	**0.906**	**0.538**	**0.460**	**0.352**	**0.281**	**0.196**	**0.111**	**0.075**
Principal Window	**Sep21 - Jan24**	**Mar17 - Jul19**	**Jan14 - Jan16**	**Oct10 - Mar12**	**Jan10 - Apr11**	**Dec08 - Nov09**	**Mar08 - Dec08**	**Mar07 - Aug07**	**Dec05 - Mar06**	**Apr05 - Jun05**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR
	Yld	1.92	2.567	3.785	4.599	5.340

Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- IA5

Balance	$2,800,000.00	Delay	24	WAC(1)	6.768408844
Coupon	6.2500000000	Dated	08/01/2002	NET(1)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	WAM(1)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-20.00	6.499	6.517	6.541	6.589	6.610	6.654	6.696	6.775	6.938	7.081
97-24.00	6.488	6.505	6.527	6.573	6.592	6.633	6.673	6.746	6.899	7.033
97-28.00	6.478	6.493	6.514	6.556	6.574	6.612	6.649	6.718	6.860	6.985
98-00.00	6.467	6.481	6.501	6.540	6.556	6.591	6.626	6.689	6.821	6.936
98-04.00	6.456	6.469	6.487	6.523	6.538	6.571	6.602	6.661	6.782	6.888
98-08.00	6.445	6.457	6.474	6.507	6.520	6.550	6.579	6.632	6.743	6.840
98-12.00	**6.435**	**6.445**	**6.460**	**6.490**	**6.502**	**6.530**	**6.556**	**6.604**	**6.704**	**6.792**
98-16.00	6.424	6.433	6.447	6.474	6.485	6.509	6.532	6.576	6.665	6.744
98-20.00	6.413	6.422	6.434	6.457	6.467	6.488	6.509	6.547	6.627	6.696
98-24.00	6.402	6.410	6.420	6.441	6.449	6.468	6.486	6.519	6.588	6.649
98-28.00	6.392	6.398	6.407	6.424	6.432	6.447	6.463	6.491	6.550	6.601
99-00.00	6.381	6.386	6.394	6.408	6.414	6.427	6.439	6.463	6.511	6.553
99-04.00	6.371	6.375	6.380	6.392	6.396	6.407	6.416	6.435	6.472	6.506
WAL	**23.077**	**18.813**	**15.098**	**10.956**	**9.853**	**8.077**	**6.894**	**5.430**	**3.776**	**2.983**
Mod Durn	**11.803**	**10.688**	**9.444**	**7.669**	**7.114**	**6.138**	**5.423**	**4.460**	**3.257**	**2.635**
Mod Convexity	**2.080**	**1.626**	**1.214**	**0.761**	**0.646**	**0.471**	**0.363**	**0.243**	**0.130**	**0.086**
Principal Window	**Jan24 - Jul27**	**Jul19 - Aug23**	**Jan16 - Oct19**	**Mar12 - Apr15**	**Apr11 - Jan14**	**Nov09 - Nov11**	**Dec08 - Apr10**	**Aug07 - Jul08**	**Mar06 - Aug06**	**Jun05 - Oct05**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury						
Mat	0.5YR	2YR	5YR	10YR	30YR	
Yld	1.92	2.567	3.785	4.599	5.340	

Swap						
Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- IA6

Balance	$12,006,000.00	Delay	24	WAC(1)	6.768408844
Coupon	6.2500000000	Dated	08/01/2002	NET(1)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	WAM(1)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
96-12.00	6.592	6.605	6.627	6.675	6.695	6.745	6.814	6.963	7.237	7.467
96-16.00	6.582	6.594	6.615	6.661	6.680	6.728	6.795	6.938	7.201	7.422
96-20.00	6.571	6.583	6.603	6.647	6.666	6.712	6.775	6.913	7.165	7.377
96-24.00	6.561	6.573	6.592	6.634	6.652	6.696	6.756	6.888	7.130	7.332
96-28.00	6.551	6.562	6.580	6.620	6.637	6.679	6.737	6.863	7.094	7.287
97-00.00	6.540	6.551	6.568	6.607	6.623	6.663	6.718	6.838	7.058	7.242
97-04.00	**6.530**	**6.540**	**6.557**	**6.593**	**6.609**	**6.647**	**6.699**	**6.813**	**7.022**	**7.198**
97-08.00	6.520	6.529	6.545	6.580	6.594	6.631	6.680	6.789	6.987	7.153
97-12.00	6.510	6.519	6.534	6.566	6.580	6.614	6.661	6.764	6.951	7.108
97-16.00	6.499	6.508	6.522	6.553	6.566	6.598	6.642	6.739	6.916	7.064
97-20.00	6.489	6.497	6.510	6.539	6.552	6.582	6.624	6.714	6.880	7.019
97-24.00	6.479	6.486	6.499	6.526	6.537	6.566	6.605	6.690	6.845	6.975
97-28.00	6.469	6.476	6.487	6.512	6.523	6.550	6.586	6.665	6.810	6.931
WAL	**26.786**	**23.782**	**20.221**	**15.390**	**14.009**	**11.497**	**9.244**	**6.490**	**4.232**	**3.281**
Mod Durn	**12.464**	**11.867**	**10.999**	**9.476**	**8.951**	**7.868**	**6.747**	**5.150**	**3.592**	**2.864**
Mod Convexity	**2.419**	**2.128**	**1.761**	**1.237**	**1.086**	**0.815**	**0.583**	**0.327**	**0.158**	**0.101**
Principal Window	**Jul27 - Jun31**	**Aug23 - Dec29**	**Oct19 - Apr27**	**Apr15 - May22**	**Jan14 - Nov20**	**Nov11 - Dec17**	**Apr10 - Feb15**	**Jul08 - Dec09**	**Aug06 - Feb07**	**Oct05 - Feb06**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury						
Mat	0.5YR	2YR	5YR	10YR	30YR	
Yld	1.92	2.567	3.785	4.599	5.340	

Swap						
Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- IA7

Balance	$2,994,000.00	Delay	24	WAC(1)	6.768408844
Coupon	6.2500000000	Dated	08/01/2002	NET(1)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	WAM(1)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
96-12.00	6.583	6.586	6.592	6.610	6.619	6.641	6.674	6.882	7.179	7.401
96-16.00	6.573	6.576	6.581	6.599	6.607	6.629	6.660	6.860	7.145	7.359
96-20.00	6.563	6.566	6.571	6.588	6.596	6.616	6.647	6.838	7.112	7.316
96-24.00	6.553	6.556	6.561	6.577	6.584	6.604	6.633	6.817	7.078	7.274
96-28.00	6.543	6.546	6.550	6.566	6.573	6.592	6.619	6.795	7.045	7.232
97-00.00	6.533	6.535	6.540	6.555	6.562	6.580	6.606	6.773	7.011	7.189
97-04.00	**6.523**	**6.525**	**6.530**	**6.544**	**6.550**	**6.567**	**6.592**	**6.751**	**6.978**	**7.147**
97-08.00	6.514	6.515	6.520	6.533	6.539	6.555	6.579	6.730	6.944	7.105
97-12.00	6.504	6.505	6.509	6.522	6.528	6.543	6.566	6.708	6.911	7.063
97-16.00	6.494	6.495	6.499	6.511	6.516	6.531	6.552	6.687	6.878	7.021
97-20.00	6.484	6.485	6.489	6.500	6.505	6.519	6.539	6.665	6.845	6.979
97-24.00	6.474	6.475	6.479	6.489	6.494	6.507	6.525	6.644	6.812	6.938
97-28.00	6.464	6.466	6.469	6.478	6.483	6.495	6.512	6.622	6.779	6.896
WAL	**29.373**	**28.549**	**26.904**	**23.027**	**21.562**	**18.602**	**15.592**	**7.715**	**4.569**	**3.507**
Mod Durn	**12.889**	**12.761**	**12.479**	**11.679**	**11.322**	**10.501**	**9.501**	**5.910**	**3.840**	**3.041**
Mod Convexity	**2.650**	**2.578**	**2.428**	**2.049**	**1.898**	**1.584**	**1.257**	**0.434**	**0.180**	**0.114**
Principal Window	**Jun31 - Jul32**	**Dec29 - Jul32**	**Apr27 - Jul32**	**May22 - Jul32**	**Nov20 - Jul32**	**Dec17 - Jul32**	**Feb15 - Jul32**	**Dec09 - Dec10**	**Feb07 - Apr07**	**Feb06 - Mar06**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR	
	Yld	1.92	2.567	3.785	4.599	5.340	
Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- 1A8

Balance	$18,108,000.00	Delay	24	WAC(1)	6.768408844
Coupon	6.0000000000	Dated	08/01/2002	NET(1)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	WAM(1)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-20.50	6.242	6.247	6.257	6.281	6.291	6.317	6.353	6.452	6.619	6.757
97-24.50	6.231	6.236	6.245	6.267	6.277	6.302	6.335	6.428	6.584	6.713
97-28.50	6.220	6.225	6.234	6.254	6.263	6.286	6.317	6.404	6.549	6.670
98-00.50	6.210	6.214	6.222	6.241	6.249	6.271	6.299	6.379	6.514	6.626
98-04.50	6.199	6.203	6.210	6.228	6.236	6.255	6.281	6.355	6.479	6.582
98-08.50	6.188	6.192	6.199	6.215	6.222	6.239	6.264	6.331	6.444	6.538
98-12.50	**6.177**	**6.181**	**6.187**	**6.201**	**6.208**	**6.224**	**6.246**	**6.307**	**6.410**	**6.494**
98-16.50	6.167	6.170	6.175	6.188	6.194	6.209	6.228	6.283	6.375	6.451
98-20.50	6.156	6.159	6.164	6.175	6.180	6.193	6.210	6.259	6.340	6.407
98-24.50	6.146	6.148	6.152	6.162	6.167	6.178	6.193	6.235	6.305	6.364
98-28.50	6.135	6.137	6.141	6.149	6.153	6.162	6.175	6.211	6.271	6.320
99-00.50	6.125	6.126	6.129	6.136	6.139	6.147	6.157	6.187	6.236	6.277
99-04.50	6.114	6.115	6.118	6.123	6.126	6.132	6.140	6.163	6.202	6.234
WAL	**24.054**	**22.252**	**19.737**	**15.759**	**14.516**	**12.157**	**9.973**	**6.559**	**4.246**	**3.294**
Mod Durn	**11.878**	**11.505**	**10.878**	**9.624**	**9.159**	**8.168**	**7.121**	**5.247**	**3.634**	**2.897**
Mod Convexity	**2.237**	**2.051**	**1.776**	**1.325**	**1.184**	**0.919**	**0.683**	**0.340**	**0.161**	**0.104**
Principal Window	**Sep05 - Jul32**	**Sep05 - Jul32**	**Sep05 - Jul32**	**Sep05 - Jul32**	**Sep05 - Jul32**	**Sep05 - Jul32**	**Sep05 - Jul32**	**Sep05 - Dec10**	**Sep05 - Apr07**	**Sep05 - Mar06**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury						
	Mat	0.5YR	2YR	5YR	10YR	30YR
	Yld	1.92	2.567	3.785	4.599	5.340

Swap							
	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- 1A9

Balance	$25,753,000.00	Delay	24	WAC(1)	6.768408844
Coupon	6.2500000000	Dated	08/01/2002	NET(1)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	WAM(1)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
98-25.00	6.401	6.410	6.422	6.446	6.455	6.474	6.491	6.524	6.592	6.651
98-29.00	6.390	6.398	6.408	6.428	6.436	6.452	6.466	6.494	6.552	6.601
99-01.00	6.380	6.386	6.394	6.410	6.417	6.429	6.442	6.464	6.511	6.551
99-05.00	6.369	6.373	6.380	6.392	6.397	6.407	6.417	6.434	6.470	6.502
99-09.00	6.358	6.361	6.366	6.375	6.378	6.385	6.392	6.404	6.430	6.452
99-13.00	6.347	6.349	6.352	6.357	6.359	6.363	6.367	6.374	6.389	6.402
99-17.00	**6.336**	**6.337**	**6.338**	**6.339**	**6.340**	**6.341**	**6.342**	**6.344**	**6.349**	**6.353**
99-21.00	6.326	6.325	6.324	6.322	6.321	6.319	6.317	6.315	6.308	6.303
99-25.00	6.315	6.313	6.310	6.304	6.302	6.297	6.293	6.285	6.268	6.254
99-29.00	6.304	6.301	6.296	6.286	6.283	6.275	6.268	6.255	6.228	6.204
100-01.00	6.294	6.289	6.282	6.269	6.264	6.253	6.244	6.225	6.188	6.155
100-05.00	6.283	6.277	6.268	6.251	6.245	6.231	6.219	6.196	6.147	6.106
100-09.00	6.272	6.265	6.254	6.234	6.226	6.210	6.194	6.166	6.107	6.056
WAL	**22.094**	**17.532**	**13.761**	**9.759**	**8.782**	**7.293**	**6.294**	**5.025**	**3.550**	**2.833**
Mod Durn	**11.617**	**10.311**	**8.929**	**7.070**	**6.543**	**5.678**	**5.048**	**4.186**	**3.091**	**2.521**
Mod Convexity	**1.992**	**1.494**	**1.072**	**0.641**	**0.543**	**0.401**	**0.314**	**0.214**	**0.118**	**0.080**
Principal Window	**Sep21 - Mar28**	**Jan17 - Mar24**	**Sep13 - Jan20**	**Jul10 - Feb15**	**Oct09 - Nov13**	**Oct08 - Jul11**	**Jan08 - Jan10**	**Feb07 - May08**	**Nov05 - Jul06**	**Apr05 - Sep05**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR
	Yld	1.92	2.567	3.785	4.599	5.340

Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- INAS

Balance	$55,000,000.00	Delay	24	WAC(1)	6.768408844
Coupon	6.2500000000	Dated	08/01/2002	NET(1)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	WAM(1)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-00.00	6.287	6.284	6.281	6.278	6.277	6.275	6.273	6.269	6.244	6.216
100-04.00	6.274	6.270	6.266	6.262	6.260	6.258	6.255	6.251	6.218	6.181
100-08.00	6.261	6.256	6.251	6.246	6.244	6.241	6.238	6.232	6.191	6.146
100-12.00	6.247	6.242	6.236	6.229	6.227	6.224	6.220	6.213	6.165	6.112
100-16.00	6.234	6.227	6.221	6.213	6.211	6.207	6.203	6.195	6.139	6.077
100-20.00	6.221	6.213	6.206	6.197	6.195	6.190	6.185	6.176	6.113	6.043
100-24.00	**6.208**	**6.199**	**6.191**	**6.181**	**6.178**	**6.173**	**6.167**	**6.157**	**6.087**	**6.008**
100-28.00	6.195	6.185	6.177	6.165	6.162	6.156	6.150	6.139	6.061	5.974
101-00.00	6.181	6.171	6.162	6.149	6.146	6.139	6.133	6.120	6.035	5.940
101-04.00	6.168	6.157	6.147	6.133	6.129	6.122	6.115	6.102	6.009	5.905
101-08.00	6.155	6.143	6.132	6.117	6.113	6.105	6.098	6.083	5.983	5.871
101-12.00	6.142	6.129	6.117	6.102	6.097	6.088	6.080	6.065	5.957	5.837
101-16.00	6.129	6.115	6.102	6.086	6.081	6.072	6.063	6.047	5.931	5.803
WAL	**15.830**	**14.129**	**12.849**	**11.459**	**11.097**	**10.482**	**9.981**	**9.124**	**5.834**	**4.192**
Mod Durn	**9.364**	**8.754**	**8.270**	**7.711**	**7.558**	**7.290**	**7.063**	**6.653**	**4.737**	**3.587**
Mod Convexity	**1.316**	**1.132**	**0.993**	**0.842**	**0.803**	**0.737**	**0.683**	**0.592**	**0.281**	**0.158**
Principal Window	**Sep07 - Jul32**	**Sep07 - Jul32**	**Sep07 - Jul32**	**Sep07 - Jul32**	**Sep07 - Jul32**	**Sep07 - Jul32**	**Sep07 - Jul32**	**Sep07 - Jul32**	**Apr07 - Jul32**	**Mar06 - Jan08**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR
	Yld	1.92	2.567	3.785	4.599	5.340

Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the Issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the Issuer in connection with the proposed transaction.

BOAMS028 -- ISUB

Balance	$15,125,000.00	Delay	24	WAC(1)	6.768408844
Coupon	6.2500000000	Dated	08/01/2002	NET(1)	6.515408
Settle	08/30/2002	First Payment	09/25/2002	WAM(1)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-13.00	6.239	6.232	6.227	6.219	6.217	6.213	6.210	6.203	6.191	6.164
100-17.00	6.225	6.217	6.211	6.203	6.200	6.195	6.191	6.184	6.170	6.139
100-21.00	6.210	6.202	6.195	6.186	6.183	6.178	6.173	6.165	6.148	6.114
100-25.00	6.196	6.187	6.179	6.169	6.166	6.160	6.154	6.145	6.127	6.089
100-29.00	6.182	6.172	6.163	6.152	6.148	6.142	6.136	6.126	6.106	6.063
101-01.00	6.169	6.158	6.148	6.135	6.131	6.124	6.118	6.107	6.085	6.038
101-05.00	6.155	6.143	6.132	6.118	6.114	6.106	6.099	6.087	6.064	6.013
101-09.00	6.141	6.128	6.116	6.101	6.097	6.089	6.081	6.068	6.043	5.988
101-13.00	6.127	6.113	6.101	6.085	6.080	6.071	6.063	6.049	6.022	5.963
101-17.00	6.113	6.098	6.085	6.068	6.063	6.053	6.045	6.030	6.001	5.938
101-21.00	**6.099**	**6.083**	**6.069**	**6.051**	**6.046**	**6.036**	**6.027**	**6.011**	**5.980**	**5.913**
101-25.00	6.085	6.069	6.054	6.035	6.029	6.018	6.008	5.992	5.959	5.888
101-29.00	6.072	6.054	6.038	6.018	6.012	6.001	5.990	5.973	5.938	5.864
102-01.00	6.058	6.039	6.023	6.001	5.995	5.983	5.972	5.954	5.917	5.839
102-05.00	6.044	6.025	6.007	5.985	5.978	5.966	5.954	5.935	5.896	5.814
102-09.00	6.030	6.010	5.992	5.968	5.961	5.948	5.936	5.916	5.876	5.789
102-13.00	6.017	5.995	5.976	5.952	5.944	5.931	5.918	5.897	5.855	5.764
102-17.00	6.003	5.981	5.961	5.935	5.928	5.913	5.900	5.878	5.834	5.740
102-21.00	5.989	5.966	5.946	5.919	5.911	5.896	5.882	5.859	5.813	5.715
102-25.00	5.976	5.952	5.930	5.902	5.894	5.879	5.865	5.840	5.793	5.691
102-29.00	5.962	5.937	5.915	5.886	5.877	5.861	5.847	5.821	5.772	5.666
WAL	**14.735**	**13.190**	**12.028**	**10.765**	**10.436**	**9.877**	**9.422**	**8.726**	**7.652**	**6.097**
Mod Durn	**8.856**	**8.296**	**7.851**	**7.338**	**7.197**	**6.951**	**6.742**	**6.407**	**5.843**	**4.911**
Mod Convexity	**1.222**	**1.053**	**0.925**	**0.786**	**0.750**	**0.689**	**0.640**	**0.566**	**0.454**	**0.307**
Principal Window	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jan30**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR	
	Yld	1.92	2.567	3.785	4.599	5.340	
Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the soli
where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not di
information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonablenes
coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or sh
therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases wh
offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any int
securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or pr
responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- ISUB

Balance	$15,125,000.00	Delay	24	WAC(1)	6.768408844
Coupon	6.2500000000	Dated	08/01/2002	NET(1)	6.515408
Settle	08/30/2002	First Payment	09/25/2002	WAM(1)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-05.50	6.379	6.382	6.385	6.389	6.390	6.392	6.394	6.397	6.403	6.416
99-09.50	6.365	6.367	6.369	6.371	6.372	6.374	6.375	6.377	6.381	6.391
99-13.50	6.350	6.352	6.353	6.354	6.355	6.355	6.356	6.357	6.360	6.365
99-17.50	6.336	6.336	6.337	6.337	6.337	6.337	6.337	6.338	6.338	6.339
99-21.50	6.322	6.321	6.321	6.320	6.320	6.319	6.319	6.318	6.317	6.314
99-25.50	6.308	6.306	6.305	6.303	6.302	6.301	6.300	6.298	6.295	6.288
99-29.50	6.293	6.291	6.289	6.286	6.285	6.283	6.281	6.279	6.274	6.263
100-01.50	6.279	6.276	6.273	6.268	6.267	6.265	6.263	6.259	6.252	6.237
100-05.50	6.265	6.261	6.257	6.251	6.250	6.247	6.244	6.240	6.231	6.212
100-09.50	6.251	6.246	6.241	6.234	6.232	6.229	6.226	6.220	6.210	6.187
100-13.50	**6.237**	**6.230**	**6.225**	**6.217**	**6.215**	**6.211**	**6.207**	**6.201**	**6.188**	**6.161**
100-17.50	6.223	6.215	6.209	6.200	6.198	6.193	6.189	6.181	6.167	6.136
100-21.50	6.209	6.200	6.193	6.183	6.181	6.175	6.170	6.162	6.146	6.111
100-25.50	6.195	6.186	6.177	6.167	6.163	6.157	6.152	6.143	6.125	6.086
100-29.50	6.181	6.171	6.162	6.150	6.146	6.140	6.134	6.123	6.103	6.060
101-01.50	6.167	6.156	6.146	6.133	6.129	6.122	6.115	6.104	6.082	6.035
101-05.50	6.153	6.141	6.130	6.116	6.112	6.104	6.097	6.085	6.061	6.010
101-09.50	6.139	6.126	6.114	6.099	6.095	6.086	6.079	6.066	6.040	5.985
101-13.50	6.125	6.111	6.099	6.083	6.078	6.069	6.061	6.047	6.019	5.960
101-17.50	6.111	6.096	6.083	6.066	6.061	6.051	6.042	6.027	5.998	5.935
101-21.50	6.097	6.082	6.068	6.049	6.044	6.034	6.024	6.008	5.977	5.910
WAL	**14.735**	**13.190**	**12.028**	**10.765**	**10.436**	**9.877**	**9.422**	**8.726**	**7.652**	**6.097**
Mod Durn	**8.796**	**8.242**	**7.803**	**7.297**	**7.158**	**6.915**	**6.709**	**6.377**	**5.819**	**4.894**
Mod Convexity	**1.208**	**1.041**	**0.915**	**0.779**	**0.743**	**0.683**	**0.635**	**0.561**	**0.451**	**0.306**
Principal Window	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jan30**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR	
	Yld	1.92	2.567	3.785	4.599	5.340	
Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the soli where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not di information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonablenes coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or sh therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases wh offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any in securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or p responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- ISUB

Balance	$15,125,000.00	Delay	24	WAC(1)	6.768408844
Coupon	6.2500000000	Dated	08/01/2002	NET(1)	6.515408
Settle	08/30/2002	First Payment	09/25/2002	WAM(1)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
95-21.00	6.794	6.825	6.852	6.888	6.898	6.918	6.936	6.966	7.026	7.156
95-25.00	6.779	6.809	6.835	6.870	6.880	6.899	6.916	6.946	7.004	7.129
95-29.00	6.764	6.793	6.818	6.851	6.861	6.880	6.896	6.925	6.981	7.102
96-01.00	6.749	6.777	6.801	6.833	6.843	6.860	6.876	6.904	6.958	7.076
96-05.00	6.734	6.761	6.784	6.815	6.824	6.841	6.857	6.884	6.936	7.049
96-09.00	6.719	6.744	6.767	6.797	6.806	6.822	6.837	6.863	6.913	7.022
96-13.00	6.704	6.728	6.750	6.779	6.788	6.803	6.818	6.843	6.891	6.996
96-17.00	6.689	6.712	6.734	6.761	6.769	6.784	6.798	6.822	6.868	6.969
96-21.00	6.674	6.697	6.717	6.743	6.751	6.765	6.779	6.801	6.846	6.942
96-25.00	6.659	6.681	6.700	6.725	6.733	6.747	6.759	6.781	6.824	6.916
96-29.00	**6.644**	**6.665**	**6.683**	**6.707**	**6.714**	**6.728**	**6.740**	**6.761**	**6.801**	**6.889**
97-01.00	6.629	6.649	6.666	6.689	6.696	6.709	6.720	6.740	6.779	6.863
97-05.00	6.614	6.633	6.650	6.672	6.678	6.690	6.701	6.720	6.757	6.836
97-09.00	6.599	6.617	6.633	6.654	6.660	6.671	6.682	6.700	6.734	6.810
97-13.00	6.585	6.602	6.617	6.636	6.642	6.653	6.662	6.679	6.712	6.784
97-17.00	6.570	6.586	6.600	6.618	6.624	6.634	6.643	6.659	6.690	6.757
97-21.00	6.555	6.570	6.583	6.601	6.606	6.615	6.624	6.639	6.668	6.731
97-25.00	6.541	6.554	6.567	6.583	6.588	6.597	6.605	6.619	6.646	6.705
97-29.00	6.526	6.539	6.550	6.565	6.570	6.578	6.586	6.599	6.624	6.679
98-01.00	6.511	6.523	6.534	6.548	6.552	6.560	6.566	6.579	6.602	6.653
98-05.00	6.497	6.508	6.517	6.530	6.534	6.541	6.547	6.558	6.580	6.627
WAL	**14.735**	**13.190**	**12.028**	**10.765**	**10.436**	**9.877**	**9.422**	**8.726**	**7.652**	**6.097**
Mod Durn	**8.621**	**8.087**	**7.665**	**7.177**	**7.044**	**6.810**	**6.611**	**6.291**	**5.750**	**4.846**
Mod Convexity	**1.167**	**1.007**	**0.887**	**0.756**	**0.722**	**0.665**	**0.619**	**0.548**	**0.443**	**0.301**
Principal Window	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jan30**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR	
	Yld	1.92	2.567	3.785	4.599	5.340	
Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the soli where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not di information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonablenes coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or sh therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases wh offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any in securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or p responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- IIA1

Balance	$138,039,556.56	Delay	24	WAC(2)	6.345317928
Coupon	5.7500000000	Dated	08/01/2002	NET(2)	6.092317928
Settle	08/30/2002	First Payment	09/25/2002	WAM(2)	179

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-29.00	5.571	5.547	5.522	5.484	5.471	5.446	5.420	5.369	5.245	5.129
101-01.00	5.547	5.521	5.494	5.452	5.438	5.410	5.382	5.326	5.190	5.063
101-05.00	5.524	5.495	5.465	5.420	5.405	5.374	5.344	5.283	5.135	4.997
101-09.00	5.500	5.469	5.437	5.388	5.372	5.339	5.306	5.240	5.080	4.931
101-13.00	5.476	5.443	5.409	5.356	5.339	5.303	5.268	5.197	5.026	4.865
101-17.00	5.453	5.417	5.380	5.324	5.305	5.268	5.230	5.154	4.971	4.799
101-21.00	**5.429**	**5.391**	**5.352**	**5.293**	**5.272**	**5.232**	**5.192**	**5.111**	**4.917**	**4.734**
101-25.00	5.406	5.365	5.324	5.261	5.240	5.197	5.154	5.069	4.862	4.669
101-29.00	5.382	5.340	5.296	5.229	5.207	5.162	5.116	5.026	4.808	4.603
102-01.00	5.359	5.314	5.268	5.198	5.174	5.126	5.079	4.984	4.754	4.538
102-05.00	5.336	5.288	5.240	5.166	5.141	5.091	5.041	4.942	4.700	4.473
102-09.00	5.312	5.263	5.212	5.135	5.109	5.056	5.004	4.899	4.646	4.408
102-13.00	5.289	5.237	5.184	5.103	5.076	5.021	4.966	4.857	4.592	4.344
WAL	**6.759**	**6.044**	**5.444**	**4.714**	**4.508**	**4.143**	**3.829**	**3.324**	**2.513**	**2.046**
Mod Durn	**5.205**	**4.744**	**4.349**	**3.857**	**3.716**	**3.461**	**3.238**	**2.870**	**2.249**	**1.870**
Mod Convexity	**0.433**	**0.368**	**0.314**	**0.251**	**0.234**	**0.203**	**0.178**	**0.139**	**0.083**	**0.056**
Principal Window	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Feb09**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR
	Yld	1.92	2.567	3.785	4.599	5.340

Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- IISUB

Balance	$1,960,000.00	Delay	24	WAC(2)	6.345317928
Coupon	5.7500000000	Dated	08/01/2002	NET(2)	6.92317
Settle	08/30/2002	First Payment	09/25/2002	WAM(2)	179

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**	**Yield**
99-26.00	5.787	5.786	5.786	5.785	5.785	5.784	5.784	5.783	5.781	5.778
99-30.00	5.767	5.766	5.765	5.763	5.763	5.762	5.761	5.760	5.756	5.751
100-02.00	5.746	5.745	5.743	5.741	5.741	5.740	5.738	5.736	5.731	5.724
100-06.00	5.726	5.724	5.722	5.720	5.719	5.717	5.716	5.713	5.707	5.698
100-10.00	5.705	5.703	5.701	5.698	5.697	5.695	5.693	5.690	5.682	5.671
100-14.00	5.685	5.682	5.680	5.676	5.675	5.673	5.671	5.667	5.658	5.645
100-18.00	5.665	5.662	5.659	5.655	5.653	5.651	5.648	5.644	5.634	5.619
100-22.00	5.644	5.641	5.638	5.633	5.632	5.629	5.626	5.621	5.609	5.592
100-26.00	5.624	5.620	5.617	5.612	5.610	5.607	5.604	5.598	5.585	5.566
100-30.00	5.604	5.600	5.596	5.590	5.588	5.585	5.581	5.575	5.561	5.540
101-02.00	**5.584**	**5.579**	**5.575**	**5.569**	**5.567**	**5.563**	**5.559**	**5.552**	**5.537**	**5.514**
101-06.00	5.563	5.559	5.554	5.547	5.545	5.541	5.537	5.529	5.512	5.488
101-10.00	5.543	5.538	5.533	5.526	5.523	5.519	5.515	5.506	5.488	5.461
101-14.00	5.523	5.518	5.512	5.504	5.502	5.497	5.492	5.484	5.464	5.435
101-18.00	5.503	5.497	5.491	5.483	5.480	5.475	5.470	5.461	5.440	5.409
101-22.00	5.483	5.477	5.471	5.462	5.459	5.454	5.448	5.438	5.416	5.383
101-26.00	5.463	5.457	5.450	5.441	5.438	5.432	5.426	5.416	5.392	5.358
101-30.00	5.443	5.436	5.429	5.419	5.416	5.410	5.404	5.393	5.368	5.332
102-02.00	5.424	5.416	5.409	5.398	5.395	5.388	5.382	5.370	5.344	5.306
102-06.00	5.404	5.396	5.388	5.377	5.374	5.367	5.360	5.348	5.320	5.280
102-10.00	5.384	5.376	5.368	5.356	5.352	5.345	5.338	5.325	5.297	5.254
WAL	**8.167**	**7.958**	**7.765**	**7.504**	**7.424**	**7.272**	**7.131**	**6.879**	**6.377**	**5.761**
Mod Durn	**6.108**	**5.993**	**5.887**	**5.741**	**5.696**	**5.610**	**5.530**	**5.384**	**5.087**	**4.706**
Mod Convexity	**0.554**	**0.531**	**0.510**	**0.481**	**0.472**	**0.456**	**0.441**	**0.414**	**0.362**	**0.300**
Principal Window	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury						
Mat	0.5YR	2YR	5YR	10YR	30YR	
Yld	1.92	2.567	3.785	4.599	5.340	

Swap						
Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the soli where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not di information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonablenes coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or sh therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases wh offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any in securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or p responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- IISUB

Balance	$1,960,000.00	Delay	24	WAC(2)	6.345317928
Coupon	5.7500000000	Dated	08/01/2002	NET(2)	6.92317
Settle	08/30/2002	First Payment	09/25/2002	WAM(2)	179

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
96-30.50	6.267	6.275	6.284	6.295	6.299	6.306	6.313	6.326	6.356	6.398
97-02.50	6.246	6.254	6.261	6.272	6.276	6.283	6.290	6.302	6.330	6.371
97-06.50	6.224	6.232	6.239	6.250	6.253	6.260	6.266	6.278	6.304	6.343
97-10.50	6.203	6.210	6.217	6.227	6.230	6.236	6.242	6.254	6.279	6.315
97-14.50	6.182	6.188	6.195	6.204	6.207	6.213	6.219	6.230	6.253	6.288
97-18.50	6.160	6.167	6.173	6.182	6.185	6.190	6.196	6.206	6.228	6.260
97-22.50	6.139	6.145	6.151	6.159	6.162	6.167	6.172	6.182	6.202	6.233
97-26.50	6.118	6.124	6.129	6.137	6.139	6.144	6.149	6.158	6.177	6.206
97-30.50	6.097	6.102	6.107	6.114	6.117	6.121	6.125	6.134	6.152	6.178
98-02.50	6.076	6.081	6.085	6.092	6.094	6.098	6.102	6.110	6.127	6.151
98-06.50	**6.055**	**6.059**	**6.063**	**6.070**	**6.072**	**6.075**	**6.079**	**6.086**	**6.101**	**6.124**
98-10.50	6.034	6.038	6.042	6.047	6.049	6.052	6.056	6.062	6.076	6.097
98-14.50	6.013	6.016	6.020	6.025	6.027	6.030	6.033	6.038	6.051	6.070
98-18.50	5.992	5.995	5.998	6.003	6.004	6.007	6.010	6.015	6.026	6.043
98-22.50	5.971	5.974	5.976	5.980	5.982	5.984	5.987	5.991	6.001	6.015
98-26.50	5.950	5.952	5.955	5.958	5.959	5.961	5.964	5.967	5.976	5.988
98-30.50	5.929	5.931	5.933	5.936	5.937	5.939	5.941	5.944	5.951	5.962
99-02.50	5.908	5.910	5.912	5.914	5.915	5.916	5.918	5.920	5.926	5.935
99-06.50	5.888	5.889	5.890	5.892	5.893	5.894	5.895	5.897	5.901	5.908
99-10.50	5.867	5.868	5.869	5.870	5.870	5.871	5.872	5.873	5.876	5.881
99-14.50	5.846	5.847	5.847	5.848	5.848	5.849	5.849	5.850	5.852	5.854
WAL	**8.167**	**7.958**	**7.765**	**7.504**	**7.424**	**7.272**	**7.131**	**6.879**	**6.377**	**5.761**
Mod Durn	**6.023**	**5.911**	**5.808**	**5.666**	**5.622**	**5.538**	**5.460**	**5.318**	**5.029**	**4.658**
Mod Convexity	**0.542**	**0.519**	**0.499**	**0.471**	**0.462**	**0.447**	**0.432**	**0.406**	**0.355**	**0.295**
Principal Window	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury						
	Mat	0.5YR	2YR	5YR	10YR	30YR
	Yld	1.92	2.567	3.785	4.599	5.340

Swap							
	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the soli where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not di information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonablenes coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or sh therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases wh offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any in securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or p responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- IISUB

Balance	$1,960,000.00	Delay	24	WAC(2)	6.345317928
Coupon	5.7500000000	Dated	08/01/2002	NET(2)	6.92317
Settle	08/30/2002	First Payment	09/25/2002	WAM(2)	179

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
88-28.00	7.745	7.781	7.816	7.865	7.880	7.911	7.940	7.995	8.117	8.295
89-00.00	7.721	7.756	7.790	7.839	7.854	7.884	7.913	7.967	8.088	8.264
89-04.00	7.697	7.732	7.765	7.813	7.828	7.858	7.886	7.940	8.059	8.233
89-08.00	7.672	7.707	7.740	7.787	7.802	7.831	7.860	7.913	8.030	8.202
89-12.00	7.648	7.682	7.715	7.761	7.776	7.805	7.833	7.885	8.002	8.171
89-16.00	7.624	7.658	7.690	7.736	7.750	7.779	7.806	7.858	7.973	8.140
89-20.00	7.600	7.633	7.665	7.710	7.725	7.753	7.780	7.831	7.944	8.109
89-24.00	7.576	7.608	7.640	7.685	7.699	7.727	7.753	7.804	7.916	8.079
89-28.00	7.552	7.584	7.615	7.659	7.673	7.701	7.727	7.777	7.887	8.048
90-00.00	7.528	7.559	7.590	7.634	7.648	7.675	7.701	7.750	7.859	8.017
90-04.00	**7.504**	**7.535**	**7.565**	**7.608**	**7.622**	**7.649**	**7.674**	**7.723**	**7.830**	**7.987**
90-08.00	7.480	7.511	7.540	7.583	7.596	7.623	7.648	7.696	7.802	7.956
90-12.00	7.456	7.486	7.516	7.558	7.571	7.597	7.622	7.669	7.773	7.926
90-16.00	7.432	7.462	7.491	7.532	7.546	7.571	7.596	7.642	7.745	7.895
90-20.00	7.408	7.438	7.467	7.507	7.520	7.545	7.570	7.615	7.717	7.865
90-24.00	7.385	7.414	7.442	7.482	7.495	7.520	7.544	7.589	7.689	7.835
90-28.00	7.361	7.390	7.417	7.457	7.470	7.494	7.518	7.562	7.661	7.804
91-00.00	7.337	7.366	7.393	7.432	7.444	7.468	7.492	7.535	7.632	7.774
91-04.00	7.314	7.342	7.369	7.407	7.419	7.443	7.466	7.509	7.604	7.744
91-08.00	7.290	7.318	7.344	7.382	7.394	7.417	7.440	7.482	7.577	7.714
91-12.00	7.267	7.294	7.320	7.357	7.369	7.392	7.414	7.456	7.549	7.684
WAL	**8.167**	**7.958**	**7.765**	**7.504**	**7.424**	**7.272**	**7.131**	**6.879**	**6.377**	**5.761**
Mod Durn	**5.768**	**5.665**	**5.569**	**5.439**	**5.398**	**5.322**	**5.250**	**5.120**	**4.854**	**4.513**
Mod Convexity	**0.505**	**0.485**	**0.466**	**0.441**	**0.433**	**0.418**	**0.405**	**0.381**	**0.335**	**0.281**
Principal Window	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**	**Sep02 - Jul17**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR	
	Yld	1.92	2.567	3.785	4.599	5.340	
Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the soli
where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not di
information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonablenes
coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or sh
therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases wh
offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any in
securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or p
responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- 3A1

Balance	$205,000,000.00	Delay	24	WAC(3)	6.768408844
Coupon	6.2500000000	Dated	08/01/2002	NET(3)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	WAM(3)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-00.00	6.273	6.263	6.253	6.238	6.233	6.223	6.214	6.195	6.150	6.111
100-04.00	6.256	6.243	6.230	6.210	6.204	6.191	6.178	6.154	6.096	6.045
100-08.00	6.238	6.222	6.206	6.182	6.174	6.159	6.143	6.113	6.042	5.979
100-12.00	6.221	6.202	6.183	6.154	6.145	6.126	6.108	6.072	5.988	5.913
100-16.00	6.203	6.181	6.159	6.127	6.116	6.094	6.073	6.031	5.934	5.847
100-20.00	6.186	6.161	6.136	6.099	6.087	6.062	6.038	5.991	5.880	5.781
100-24.00	**6.168**	**6.141**	**6.113**	**6.071**	**6.057**	**6.030**	**6.003**	**5.950**	**5.826**	**5.716**
100-28.00	6.151	6.121	6.090	6.044	6.028	5.998	5.968	5.910	5.772	5.651
101-00.00	6.134	6.100	6.067	6.016	5.999	5.966	5.933	5.870	5.719	5.585
101-04.00	6.117	6.080	6.044	5.988	5.970	5.934	5.899	5.829	5.665	5.520
101-08.00	6.099	6.060	6.020	5.961	5.941	5.902	5.864	5.789	5.612	5.455
101-12.00	6.082	6.040	5.997	5.934	5.913	5.871	5.830	5.749	5.559	5.391
101-16.00	6.065	6.020	5.975	5.906	5.884	5.839	5.795	5.709	5.506	5.326
WAL	**11.384**	**9.132**	**7.553**	**5.958**	**5.563**	**4.913**	**4.402**	**3.658**	**2.614**	**2.093**
Mod Durn	**7.118**	**6.092**	**5.317**	**4.465**	**4.240**	**3.856**	**3.539**	**3.050**	**2.299**	**1.888**
Mod Convexity	**0.891**	**0.664**	**0.509**	**0.357**	**0.320**	**0.262**	**0.218**	**0.158**	**0.085**	**0.056**
Principal Window	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jan08**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR
	Yld	1.92	2.567	3.785	4.599	5.340

Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- 3A2

Balance	$296,643,989.11	Delay	24	WAC(3)	6.768408844
Coupon	6.0000000000	Dated	08/01/2002	NET(3)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	WAM(3)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-15.00	5.955	5.935	5.914	5.883	5.873	5.852	5.832	5.793	5.700	5.618
100-19.00	5.938	5.915	5.891	5.855	5.844	5.820	5.797	5.752	5.646	5.552
100-23.00	5.921	5.895	5.868	5.828	5.815	5.788	5.763	5.712	5.593	5.487
100-27.00	5.904	5.875	5.845	5.801	5.786	5.757	5.728	5.672	5.539	5.422
100-31.00	5.887	5.855	5.822	5.773	5.757	5.725	5.694	5.632	5.486	5.357
101-03.00	5.870	5.835	5.799	5.746	5.728	5.694	5.659	5.592	5.433	5.292
101-07.00	**5.853**	**5.815**	**5.777**	**5.719**	**5.700**	**5.662**	**5.625**	**5.552**	**5.380**	**5.227**
101-11.00	5.836	5.795	5.754	5.692	5.671	5.631	5.590	5.512	5.327	5.163
101-15.00	5.819	5.776	5.731	5.665	5.643	5.599	5.556	5.472	5.274	5.098
101-19.00	5.803	5.756	5.709	5.638	5.614	5.568	5.522	5.433	5.221	5.034
101-23.00	5.786	5.736	5.686	5.611	5.586	5.537	5.488	5.393	5.168	4.970
101-27.00	5.769	5.717	5.664	5.584	5.558	5.505	5.454	5.353	5.116	4.906
101-31.00	5.752	5.697	5.641	5.557	5.529	5.474	5.420	5.314	5.063	4.842
WAL	**11.384**	**9.132**	**7.553**	**5.958**	**5.563**	**4.913**	**4.402**	**3.658**	**2.614**	**2.093**
Mod Durn	**7.261**	**6.203**	**5.404**	**4.529**	**4.299**	**3.905**	**3.581**	**3.082**	**2.317**	**1.901**
Mod Convexity	**0.923**	**0.686**	**0.524**	**0.366**	**0.329**	**0.269**	**0.223**	**0.161**	**0.086**	**0.056**
Principal Window	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jan08**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR	
	Yld	1.92	2.567	3.785	4.599	5.340	
Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- 3A3

Balance	$32,960,443.00	Delay	0	Index	LIBOR_1MO | 1.78	WAC(3)	6.768408844
Coupon	2.6800000000	Dated	08/25/2002	Mult / Margin	1.0 / .90	NET(3)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	Cap / Floor	8.5 / .90	WAM(3)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-10.00	2.771	2.787	2.803	2.828	2.836	2.853	2.869	2.901	2.975	3.041
99-14.00	2.757	2.770	2.783	2.804	2.810	2.824	2.837	2.863	2.924	2.978
99-18.00	2.743	2.753	2.764	2.779	2.785	2.795	2.805	2.826	2.873	2.915
99-22.00	2.729	2.737	2.744	2.755	2.759	2.766	2.774	2.788	2.822	2.852
99-26.00	2.716	2.720	2.724	2.731	2.733	2.738	2.742	2.751	2.771	2.789
99-30.00	2.702	2.703	2.705	2.707	2.708	2.709	2.711	2.714	2.720	2.726
100-02.00	**2.688**	**2.687**	**2.685**	**2.683**	**2.682**	**2.681**	**2.679**	**2.676**	**2.670**	**2.664**
100-06.00	2.674	2.670	2.666	2.659	2.657	2.652	2.648	2.639	2.619	2.601
100-10.00	2.661	2.654	2.646	2.635	2.631	2.624	2.617	2.602	2.569	2.539
100-14.00	2.647	2.637	2.627	2.611	2.606	2.596	2.585	2.565	2.518	2.477
100-18.00	2.634	2.621	2.608	2.587	2.581	2.567	2.554	2.529	2.468	2.414
100-22.00	2.620	2.604	2.588	2.564	2.556	2.539	2.523	2.492	2.418	2.352
100-26.00	2.606	2.588	2.569	2.540	2.530	2.511	2.492	2.455	2.367	2.291
WAL	**11.384**	**9.132**	**7.553**	**5.958**	**5.563**	**4.913**	**4.402**	**3.658**	**2.614**	**2.093**
Mod Durn	**9.117**	**7.543**	**6.403**	**5.205**	**4.900**	**4.389**	**3.979**	**3.364**	**2.465**	**1.997**
Mod Convexity	**1.363**	**0.970**	**0.712**	**0.473**	**0.419**	**0.333**	**0.271**	**0.189**	**0.095**	**0.061**
Principal Window	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jan08**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR	
	Yld	1.92	2.567	3.785	4.599	5.340	
Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the Issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- 3A4

Balance	$32,960,443.00	Delay	0	Index	LIBOR_1MO | 1.78	WAC(3)	6.768408844
Coupon	5.8200000000	Dated	08/25/2002	Mult / Margin	-1 / 7.6	NET(3)	6.515408844
Settle	08/30/2002	First Payment	09/25/2002	Cap / Floor	7.6 / 0.	WAM(3)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
6-28.00	95.300	93.231	91.151	88.009	86.956	84.841	82.713	78.420	67.439	56.123
7-04.00	91.129	89.042	86.943	83.773	82.710	80.574	78.426	74.090	62.993	51.552
7-12.00	87.282	85.177	83.060	79.861	78.788	76.633	74.465	70.087	58.873	47.309
7-20.00	83.722	81.599	79.464	76.238	75.156	72.982	70.793	66.374	55.045	43.358
7-28.00	80.418	78.279	76.126	72.873	71.781	69.588	67.381	62.921	51.477	39.668
8-04.00	77.345	75.188	73.019	69.739	68.638	66.427	64.200	59.700	48.143	36.214
8-12.00	**74.478**	**72.305**	**70.119**	**66.813**	**65.704**	**63.474**	**61.229**	**56.689**	**45.020**	**32.971**
8-20.00	71.797	69.609	67.406	64.075	62.957	60.710	58.446	53.868	42.088	29.921
8-28.00	69.286	67.082	64.864	61.508	60.381	58.117	55.835	51.219	39.329	27.045
9-04.00	66.928	64.709	62.475	59.095	57.961	55.679	53.380	48.727	36.727	24.328
9-12.00	64.710	62.476	60.227	56.824	55.681	53.383	51.067	46.377	34.270	21.756
9-20.00	62.619	60.372	58.108	54.682	53.531	51.217	48.883	44.158	31.944	19.317
9-28.00	60.646	58.384	56.107	52.658	51.500	49.169	46.820	42.059	29.740	17.001
WAL	**11.384**	**9.132**	**7.553**	**5.958**	**5.563**	**4.913**	**4.402**	**3.658**	**2.614**	**2.093**
Mod Durn	**1.067**	**1.061**	**1.055**	**1.045**	**1.042**	**1.035**	**1.029**	**1.015**	**0.978**	**0.941**
Mod Convexity	**0.026**	**0.026**	**0.025**	**0.025**	**0.024**	**0.024**	**0.024**	**0.023**	**0.020**	**0.018**
Principal Window	**NA - NA**	**NA - NA**	**NA - NA**	**NA - NA**	**NA - NA**	**NA - NA**	**NA - NA**	**NA - NA**	**NA - NA**	**NA - NA**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR	
	Yld	1.92	2.567	3.785	4.599	5.340	
Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other p information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the Issuer in connection with the proposed transaction.

BOAMS028 -- 3SUB

Balance	$15,125,000.00	Delay	24	WAC(3)	6.768408844
Coupon	6.2500000000	Dated	08/01/2002	NET(3)	6.515408
Settle	08/30/2002	First Payment	09/25/2002	WAM(3)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
98-20.50	6.440	6.448	6.454	6.462	6.465	6.470	6.474	6.481	6.495	6.526
98-24.50	6.426	6.432	6.438	6.445	6.447	6.451	6.455	6.461	6.473	6.500
98-28.50	6.411	6.417	6.421	6.428	6.429	6.433	6.436	6.441	6.452	6.474
99-00.50	6.397	6.401	6.405	6.410	6.412	6.415	6.417	6.421	6.430	6.448
99-04.50	6.383	6.386	6.389	6.393	6.394	6.396	6.398	6.402	6.408	6.423
99-08.50	6.368	6.371	6.373	6.376	6.377	6.378	6.380	6.382	6.387	6.397
99-12.50	6.354	6.355	6.357	6.358	6.359	6.360	6.361	6.362	6.365	6.371
99-16.50	6.340	6.340	6.341	6.341	6.341	6.342	6.342	6.343	6.344	6.346
99-20.50	6.325	6.325	6.325	6.324	6.324	6.324	6.323	6.323	6.322	6.320
99-24.50	6.311	6.310	6.309	6.307	6.306	6.306	6.305	6.303	6.301	6.295
99-28.50	**6.297**	**6.295**	**6.293**	**6.290**	**6.289**	**6.287**	**6.286**	**6.284**	**6.279**	**6.269**
100-00.50	6.283	6.279	6.277	6.273	6.272	6.269	6.268	6.264	6.258	6.244
100-04.50	6.269	6.264	6.261	6.256	6.254	6.251	6.249	6.245	6.236	6.218
100-08.50	6.254	6.249	6.245	6.239	6.237	6.233	6.230	6.225	6.215	6.193
100-12.50	6.240	6.234	6.229	6.222	6.219	6.216	6.212	6.206	6.194	6.168
100-16.50	6.226	6.219	6.213	6.205	6.202	6.198	6.194	6.186	6.172	6.142
100-20.50	6.212	6.204	6.197	6.188	6.185	6.180	6.175	6.167	6.151	6.117
100-24.50	6.198	6.189	6.181	6.171	6.168	6.162	6.157	6.148	6.130	6.092
100-28.50	6.184	6.174	6.165	6.154	6.150	6.144	6.138	6.128	6.109	6.067
101-00.50	6.170	6.159	6.150	6.137	6.133	6.126	6.120	6.109	6.088	6.041
101-04.50	6.156	6.145	6.134	6.120	6.116	6.109	6.102	6.090	6.067	6.016
WAL	**14.735**	**13.190**	**12.028**	**10.765**	**10.436**	**9.877**	**9.422**	**8.726**	**7.652**	**6.097**
Mod Durn	**8.770**	**8.219**	**7.783**	**7.279**	**7.141**	**6.899**	**6.694**	**6.364**	**5.809**	**4.887**
Mod Convexity	**1.202**	**1.036**	**0.911**	**0.775**	**0.740**	**0.680**	**0.632**	**0.559**	**0.450**	**0.305**
Principal Window	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul30**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR
	Yld	1.92	2.567	3.785	4.599	5.340

Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the soli where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not di information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonablenes coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or sh therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases wh offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any in securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or p responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- 3SUB

Balance	$15,125,000.00	Delay	24	WAC(3)	6.768408844
Coupon	6.2500000000	Dated	08/01/2002	NET(3)	6.515408
Settle	08/30/2002	First Payment	09/25/2002	WAM(3)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
94-26.00	6.898	6.935	6.968	7.012	7.024	7.048	7.070	7.107	7.181	7.339
94-30.00	6.882	6.919	6.951	6.993	7.006	7.029	7.050	7.086	7.158	7.312
95-02.00	6.867	6.902	6.934	6.975	6.987	7.009	7.030	7.065	7.135	7.285
95-06.00	6.852	6.886	6.917	6.956	6.968	6.990	7.010	7.045	7.112	7.258
95-10.00	6.836	6.870	6.899	6.938	6.950	6.971	6.990	7.024	7.089	7.230
95-14.00	6.821	6.853	6.882	6.920	6.931	6.952	6.970	7.003	7.066	7.203
95-18.00	6.806	6.837	6.865	6.901	6.912	6.932	6.950	6.982	7.043	7.176
95-22.00	6.791	6.821	6.848	6.883	6.894	6.913	6.931	6.961	7.021	7.150
95-26.00	6.775	6.805	6.831	6.865	6.875	6.894	6.911	6.941	6.998	7.123
95-30.00	6.760	6.789	6.814	6.847	6.857	6.875	6.891	6.920	6.975	7.096
96-02.00	**6.745**	**6.773**	**6.797**	**6.829**	**6.838**	**6.856**	**6.872**	**6.899**	**6.953**	**7.069**
96-06.00	6.730	6.756	6.780	6.811	6.820	6.837	6.852	6.879	6.930	7.042
96-10.00	6.715	6.740	6.763	6.793	6.801	6.818	6.832	6.858	6.908	7.016
96-14.00	6.700	6.724	6.746	6.775	6.783	6.799	6.813	6.837	6.885	6.989
96-18.00	6.685	6.708	6.729	6.757	6.765	6.780	6.793	6.817	6.863	6.962
96-22.00	6.670	6.693	6.713	6.739	6.746	6.761	6.774	6.796	6.840	6.936
96-26.00	6.655	6.677	6.696	6.721	6.728	6.742	6.754	6.776	6.818	6.909
96-30.00	6.640	6.661	6.679	6.703	6.710	6.723	6.735	6.756	6.796	6.883
97-02.00	6.625	6.645	6.662	6.685	6.692	6.704	6.715	6.735	6.773	6.856
97-06.00	6.611	6.629	6.646	6.667	6.674	6.685	6.696	6.715	6.751	6.830
97-10.00	6.596	6.613	6.629	6.649	6.655	6.667	6.677	6.695	6.729	6.803
WAL	**14.735**	**13.190**	**12.028**	**10.765**	**10.436**	**9.877**	**9.422**	**8.726**	**7.652**	**6.097**
Mod Durn	**8.578**	**8.049**	**7.631**	**7.148**	**7.016**	**6.784**	**6.588**	**6.270**	**5.733**	**4.834**
Mod Convexity	**1.157**	**0.999**	**0.880**	**0.751**	**0.717**	**0.661**	**0.615**	**0.545**	**0.440**	**0.300**
Principal Window	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul30**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR	
	Yld	1.92	2.567	3.785	4.599	5.340	
Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offerto sell or the soli
where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not di
information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonablenes
coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or sh
therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases wh
offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any in
securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or p
responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BOAMS028 -- 3SUB

Balance	$15,125,000.00	Delay	24	WAC(3)	6.768408844
Coupon	6.2500000000	Dated	08/01/2002	NET(3)	6.515408
Settle	08/30/2002	First Payment	09/25/2002	WAM(3)	359

Price	100 PSA	150 PSA	200 PSA	275 PSA	300 PSA	350 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
83-30.00	8.372	8.503	8.618	8.767	8.812	8.893	8.967	9.097	9.348	9.899
84-02.00	8.354	8.483	8.597	8.745	8.789	8.870	8.944	9.072	9.321	9.867
84-06.00	8.335	8.463	8.576	8.723	8.767	8.847	8.920	9.047	9.294	9.835
84-10.00	8.316	8.443	8.556	8.701	8.744	8.824	8.896	9.022	9.267	9.803
84-14.00	8.298	8.424	8.535	8.679	8.722	8.801	8.873	8.997	9.241	9.772
84-18.00	8.279	8.404	8.515	8.657	8.700	8.778	8.849	8.973	9.214	9.740
84-22.00	8.261	8.385	8.494	8.636	8.678	8.755	8.825	8.948	9.187	9.709
84-26.00	8.243	8.365	8.473	8.614	8.655	8.732	8.802	8.923	9.160	9.677
84-30.00	8.224	8.346	8.453	8.592	8.633	8.710	8.779	8.899	9.134	9.646
85-02.00	8.206	8.326	8.433	8.570	8.611	8.687	8.755	8.875	9.107	9.615
85-06.00	**8.188**	**8.307**	**8.412**	**8.549**	**8.589**	**8.664**	**8.732**	**8.850**	**9.080**	**9.583**
85-10.00	8.169	8.287	8.392	8.527	8.567	8.641	8.709	8.826	9.054	9.552
85-14.00	8.151	8.268	8.372	8.506	8.545	8.619	8.685	8.801	9.027	9.521
85-18.00	8.133	8.249	8.351	8.484	8.524	8.596	8.662	8.777	9.001	9.490
85-22.00	8.115	8.230	8.331	8.463	8.502	8.574	8.639	8.753	8.975	9.459
85-26.00	8.097	8.211	8.311	8.441	8.480	8.551	8.616	8.729	8.948	9.428
85-30.00	8.079	8.191	8.291	8.420	8.458	8.529	8.593	8.705	8.922	9.397
86-02.00	8.061	8.172	8.271	8.399	8.437	8.507	8.570	8.681	8.896	9.366
86-06.00	8.043	8.153	8.251	8.377	8.415	8.484	8.547	8.657	8.870	9.335
86-10.00	8.025	8.134	8.231	8.356	8.393	8.462	8.524	8.633	8.844	9.305
86-14.00	8.007	8.115	8.211	8.335	8.372	8.440	8.501	8.609	8.818	9.274
WAL	**14.735**	**13.190**	**12.028**	**10.765**	**10.436**	**9.877**	**9.422**	**8.726**	**7.652**	**6.097**
Mod Durn	**7.996**	**7.533**	**7.169**	**6.750**	**6.635**	**6.433**	**6.260**	**5.980**	**5.499**	**4.670**
Mod Convexity	**1.025**	**0.889**	**0.788**	**0.679**	**0.651**	**0.602**	**0.563**	**0.503**	**0.411**	**0.283**
Principal Window	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul32**	**Sep02 - Jul30**
LIBOR_1MO	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**	**1.78**

Treasury	Mat	0.5YR	2YR	5YR	10YR	30YR
	Yld	1.92	2.567	3.785	4.599	5.340

Swap	Mat	0.5YR	1YR	2YR	3YR	4YR	5YR
	Yld	1.840	1.979	2.707	3.301	3.745	4.076

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